UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
Ruckus Wireless, Inc.

(Name of Issuer)
Common Stock
(Title of Class of Securities)
781220108
(CUSIP Number)
December 31, 2012

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 781220108
1. Names of Reporting Persons
Motorola Mobility LLC, a wholly-owned subsidiary of Google Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3. SEC Use Only

4. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Such Reporting Person With:	5. Sole Voting Power
3,976,767
6. Shared Voting Power
0
7. Sole Dispositive Power
3,976,767
8. Shared Dispositive Power
0
9. Aggregate Amount Beneficially Owned by Each Reporting Person
3,976,767
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)

11. Percent of Class Represented by Amount in Row (9)
5.4% (1)
12. Type of Reporting Person (See Instructions)
CO

(1)	The percentage is based upon 74,166,697 shares of the Issuer’s common stock outstanding as of December 31, 2012.

Item 1.

(a)	Name of Issuer:
Ruckus Wireless, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
350 West Java Drive, Sunnyvale, CA 94089
Item 2.

(a)	Name of Person Filing:
Motorola Mobility LLC, a wholly-owned subsidiary of Google Inc.

(b)	Address of Principal Business Office or, if none, Residence:
c/o Google Inc., 1600 Amphitheatre Parkway, Mountain View, CA 94043

(c)	Citizenship:
Delaware

(d)	Title of Class of Securities:
Common Stock, par value $0.001 per share

(e)	CUSIP No.: 781220108

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-l(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-l(b)(l)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

(k)	☐ Group, in accordance with §240.13d-l(b)(l)(ii)(K).

Item 4.	Ownership.

(a)	Amount beneficially owned:	3,976,767 shares of common stock
(b)	Percent of class:	5.4%
(c)	Number of shares as to which the person has:
	(i) Sole power to vote or to direct the vote	3,976,767 shares of common stock
	(ii) Shared power to vote or to direct the vote	0
	(iii) Sole power to dispose or to direct the disposition of	3,976,767 shares of common stock
	(iv) Shared power to dispose or to direct the disposition of	0
The percentage is based upon 74,166,697 shares of the Issuer’s common stock outstanding as of December 31, 2012.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 8, 2013
MOTOROLA MOBILITY LLC
/s/ Dennis Woodside
Dennis Woodside
Chief Executive Officer, President and Secretary